February 2, 2007

Mr. William Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:   Puget Energy, Inc.
      Puget Sound Energy, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2006, June 30, 2006 and September 30, 2006
      File Nos. 1-16305 and 1-4393

Dear Mr. Thompson:

This letter sets forth the responses of Puget Energy, Inc. and Puget Sound Energy, Inc. (PSE), the “Company”, to the SEC Staff’s comments contained in the letter dated January 26, 2007 (the “Comment Letter”). The Company’s responses are numbered to correspond to the comment number referenced in the Comment Letter.

In connection with responding to the Comment Letter, Company management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Income
1.
We have reviewed your responses to comments five and 10 in our letter dated December 21, 2006. We recognized that it is a widely accepted industry practice to present only recoverable costs in operating income and that such practice is in keeping with the Federal Energy Regulatory Commission’s (FERC) Uniform Systems of Accounts requirements for jurisdictional utilities. However, as the holding company is not subject to these requirements, please tell us your basis for such presentation on the Puget Energy consolidated income statement. Specially address why it is appropriate for the holding company to follow FERC guidance rather than GAAP.

Response to Comment No. 1:
1.     We agree to present Puget Energy's consolidated income statement in a traditional GAAP presentation, but respectfully request this change be made beginning with Puget Energy's first quarter 2007 Form 10-Q filing. Puget Energy's and Puget Sound Energy's 2006 Form 10-K has been drafted at this point and our review process and schedule would be adversely impacted by making the suggested change with this filing.

Management has presented Puget Energy's consolidated income statements in keeping with the format of statements prepared for PSE since the formation of our holding company structure in 2001. Puget Energy has never owned significant non-utility businesses, and with the sale of InfrastruX Group in the second quarter of 2006, the only significant asset owned by Puget Energy is its ownership of PSE, its regulated utility subsidiary. In excess of 99.5% of Puget Energy's assets, liabilities and equity at December 31, 2006 represent PSE.

Note 6. Dividend Restrictions
2.
We have reviewed your response to comment nine in our letter dated December 21, 2006. You provide the financial statements of Puget Sound Energy and the consolidated financial statements of Puget Energy. In accordance with Rules 5-04 and 12-04 of Regulation S-X, condensed parent company statements are required to be furnished in Schedule I when the registrant’s proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of consolidated net assets at the end of the most recent fiscal year. As such, if Puget Sound Energy’s restricted net assets exceed 25% of consolidated net assets please file condensed financial statements for Puget Energy.

Response to Comment No. 2:
2.     The Company will file Schedule I - Condensed Financial Information of Registrant as requested by your letter dated January 26, 2007 beginning with the Form 10-K for the fiscal year ended December 31, 2006.

* * * * *

If you have any further comments or questions regarding this letter please contact me at (425) 462-3135. In my absence, feel free to contact Mike Stranik, Assistant Secretary and Assistant Controller of Puget Energy and PSE at (425) 462-3202.

Very truly yours,

/s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary and
Chief Accounting Officer

cc:   Perkins Coie LLP
    PricewaterhouseCoopers LLP